Mail Stop 3561

July 29, 2008

Ultrapetrol (Bahamas) Limited
Leonard J. Hoskinson - Chief Financial Officer, Secretary, Director
H&J Corporate Services Ltd.
Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084

Re: **Ultrapetrol (Bahamas) Limited**
Form 20-F the year ended December 31, 2007
Filed March 13, 2008
File Number: 001-33068

Dear Mr. Hoskinson:

We have reviewed your filing and have the following comments. Where indicated, please revise your future filings to comply with our comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F for the fiscal year ended December 31, 2007

Item 3-Key Information

A- Selected Financial Data, page 6

1. We note that you have expanded your Selected Financial Data presentation to also include segment EBITDA. SFAS 131 requires that a single measure of segment profit or loss be selected and reported. If more than one measure of profit or loss is used by the CODM, the reported measure should be the measure determined in accordance with the measurement principles most consistent with those used in the enterprise's consolidated financial statements. Refer to paragraph 30 of the previously referenced statement for guidance. We note, from Footnote 14 and from your MD&A disclosure, that you have appropriately reported segment operating profit in a manner consistent with your GAAP based financial statements. However, please delete your presentation of segment EBITDA. It represents an alternative non-GAAP measure of segment profit or loss and the presentation is not appropriate.

2. As a related matter, please refer to Item 2 of your response letter dated July 29, 2005. It was our understanding that the Company believed "the presentation of EBITDA is a useful measure of its liquidity and that it presents useful information to investors regarding the Company's ability to incur and service indebtedness." However, you currently state that you believe the presentation of EBITDA "provides useful information to investors to measure our performance. . ." If you are presenting EBITDA as a performance measure, you have not adequately met the burden of supporting your conclusion that such a non-GAAP financial measure is useful to investors (see footnote 44 of FR-65.) We are particularly concerned because it eliminates the effect of recurring items. Accordingly, it should not be presented as an alternative measure of performance in filed documents. If you are presenting EBITDA as a liquidity measure as you previously stated, please reconcile it to cash flows from operating activities rather than to net income. Your attention is invited to Questions 8, 9, and 15 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2008 for guidance. Please revise and advise, as appropriate. We may have further comments upon review of your response.

Item 18- Financial Statements

Notes to the Financial Statements

Note 2-Significant Accounting Policies, page 6

3. Refer to your discussion of the adoption of FIN 48 in Note 2w on page 13. You
   do not appear to have fully complied with the disclosure requirements of
   paragraphs 20 and 21 of FIN 48. Please expand your disclosures accordingly or
   advise us as to why you believe that no additional disclosures are required.

Note 7- Financial Instruments

Forward Freight Agreements ("FFAs"), page 24

4. We have reviewed the disclosures related to your FFAs that are presented in your
   filing and in your Form 6-K for the month of November 2007. Please tell us more
   about these instruments and your method of accounting for same. Specifically,
   you refer to your objective to utilize the agreements as "either economic hedging
   instruments. . .or for trading purposes." Economic hedging instruments do not
   necessarily qualify for the use of hedge accounting. Instead, designated hedging
   instruments must meet the specific guidance in paragraph 28 of SFAS 133 in
   order to qualify for cash flow hedge accounting. Further, based upon your
   narrative disclosures, it appears that your transactions must meet the criteria set
   forth in paragraphs 29 through 35 of that statement as well. Please provide us
   with detailed support for your conclusion that the each of the outstanding FFAs
   met each of the required criteria at inception and on an ongoing basis. With
   regard to paragraph 28b, please explain the basis for your expectation, at
   inception, that the hedging relationship will be highly effective in achieving
   offsetting cash flows attributable to the hedged risk during the term of the hedge.
   Please also describe and illustrate your method of assessing hedge effectiveness
   each quarter. With regard to paragraph 29, we are particularly concerned with
   items (b) and (c). You state, in your Form 6-K, that "the qualification of a cash
   flow hedge for accounting purposes may depend upon the predicted routes of
   some of our vessels matching those taken into consideration when calculating the
   value of the FFAs…" Your transactions do not appear to meet the criteria of
   "specifically identified" and/or "probable" to the degree that is required to qualify
   for hedge accounting. Instead, they appear to more closely resemble the
   "economic" hedges for which the gains or losses should be recognized currently
   in earnings. Please advise, supplementally and in detail. We may have further
   comments upon review of your response.

Note 9- Income Taxes, page 28

5. We note that you operate within and have tax obligations in several tax
    jurisdictions. In this regard, it is not clear how you comply with paragraph 42 of
    SFAS 109, which indicates that you shall not offset deferred tax liabilities and
    assets attributable to different tax-paying components of the enterprise or different
    tax jurisdictions. Please advise or consider revising your future filings to comply
    with paragraph 42 of SFAS 109.

Note 11. Share Capital, page 33

6. Refer to your discussion of the registration rights agreement on page 34. Please
    describe, and disclose the nature of any liquidated damages or other penalty
    clauses included in the registration rights agreement, if applicable.

Note 14- Business and Geographic Segment Information, page 35

7. Currently you only disclose revenues by geographic regions. However,
    paragraphs 38 and 105 of SFAS 131 require the disclosures of individually
    material countries as well as information for your country of domicile and all
    foreign countries in the aggregate. As such, please revise your future filings
    accordingly. For additional information regarding the allocation of revenues to
    specific countries, see paragraph 106 of SFAS 131.

8. You state that because you operate on a worldwide basis and are not restricted to
    specific locations, it is not possible to allocate assets to operations in specific
    countries. However, you identify the location of specific assets within your filing
    (e.g. on the same page you state that you have three PSV employed in the North
    Sea and two in the Brazilian market. Additionally, on page 30 you state that your
    passenger business is operating primarily in the European Cruise market.)
    Finally, on your May 13, 2008 earnings call, Mr. Leanard J. Hoskison had a
    thorough discussion of the allocation of certain resources within specific
    countries. For these reasons, it appears that you are aware of the specific markets
    (if not by country at least by Region) in which a majority of assets are deployed
    and perform a bulk of their business operations. Therefore, please provide us
    with support for your conclusion that you can not allocate your assets in
    accordance with paragraph 38(b) of SFAS 142 or revise your future filings
    accordingly.

* * * * *

    We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 or Margery Reich, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief